                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                         (Amendment No. ____________)*

                               Baltimore Bancorp
                                (Name of Issuer)
                    Common Stock, par value $5.00 per share
                         (Title of Class of Securities)


                                   059029 10 8
                                 (CUSIP Number)
                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                                550 Broad Street
                            Newark, New Jersey 07102
                                 (201) 565-3200
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 22, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                    SCHEDULE 13D

CUSIP NO. 059029 10 8                                               Page 2 of 17
                                                                    Pages





  1                              NAME OF REPORTING PERSON
                                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 First Fidelity Bancorporation
                                 22-2826775

  2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ] (b)[ ]

  3                              SEC USE ONLY

  4                              SOURCE OF FUNDS*

  5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                                 2(e)                                                                             [x]

  6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New Jersey

                          7      SOLE VOTING POWER
      NUMBER OF                  3,300,000*
        SHARES
     BENEFICIALLY         8      SHARED VOTING POWER
        EACH                     0
      REPORTING
        PERSON            9      SOLE DISPOSITIVE POWER
         WITH                    3,300,000*

                          10     SHARED VOTING POWER
                                 0

  11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,300,000*

  12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]

  13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 16.5%**

  14                             TYPE OF REPORTING PERSON*
                                 HC; CO


________________

* Beneficial ownership of 3,300,000 share of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in Item 4 hereof. The option granted pursuant to such Option Agreement has not yet become exercisable. First Fidelity expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

** Based upon the 16,683,931 shares reported by Baltimore Bancorp to be outstanding as of March 21, 1994 plus the 3,300,000 shares obtainable by First Fidelity upon the exercise of the stock option described in Item 4 were such stock option presently exercisable.

ITEM 1.       SECURITY AND ISSUER.

              This statement relates to the Common Stock, par value $5.00 per share ("Common Stock" or "Company Common Stock") of Baltimore Bancorp, a Maryland corporation (the "Company"), the principal executive offices of which are located at 120 E. Baltimore Street, Baltimore, Maryland 21203.

ITEM 2. IDENTITY AND BACKGROUND.

              (a)-(c), (f) This statement is being filed by First Fidelity Bancorporation, a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("First Fidelity"). The principal business offices of First Fidelity are located at 2673 Main Street, Lawrenceville, New Jersey 08648. First Fidelity provides a full range of banking services in New Jersey, eastern Pennsylvania, Connecticut and Westchester County and Riverdale, New York through its subsidiary banks, First Fidelity Bank, National Association, First Fidelity Bank, N.A., New York and Union Trust Company, and provides services closely related to banking through its non-bank subsidiaries. The names of the directors and executive officers of First Fidelity and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which
Schedule is incorporated herein by reference.

              (d) Neither First Fidelity nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) As previously reported, in January 1992, First Fidelity Bank, N.A., New Jersey, a bank subsidiary of First Fidelity ("FFBNJ"), which was a party to the consolidation of which First Fidelity Bank, National Association was the resulting bank, resolved previously disclosed investigations and related administrative proceedings regarding its participation as a selling group member in primary distributions of certain government-sponsored corporation securities. Without admitting liability and in order to settle the matter, FFBNJ agreed to pay a civil penalty of $25,000 and to cease and desist from alleged recordkeeping irregularities. As a result of the foregoing, all investigations and administrative proceedings pertaining to FFBNJ's selling group activities were concluded. In addition, FFBNJ decided not to continue as a member of the selling group for securities issued by the Federal National Mortgage Association. Except as described herein, neither First Fidelity nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              As more fully described in Item 4, the Company has granted to First Fidelity an option pursuant to which First Fidelity has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 3,300,000 shares of Company Common Stock (subject to adjustment in certain circumstances) at a price of $19.31 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and First Fidelity were to exercise the Option on the date hereof, the funds required to purchase the shares of Company Common Stock issuable upon such exercise would be $63,723,000. It is currently anticipated that such funds would be derived from working capital.

ITEM 4.       PURPOSE OF THE TRANSACTION.

              (a)-(j) First Fidelity is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

              The Merger Agreement. The Company, First Fidelity and Annabel Lee Corporation, a Maryland corporation and a wholly- owned direct subsidiary of First Fidelity ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of March 21, 1994 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock will be converted into the right to receive $20.75 in cash without interest (the "Merger Consideration"). As of the Effective Time, each share of Common Stock held directly or indirectly by First Fidelity, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be cancelled, and no exchange or payment will be made with respect thereto.

              As a result of the Merger, the Company will become a wholly-owned subsidiary of First Fidelity. The Merger Agree-ment also provides that immediately prior to the Merger, the Company shall use its best efforts (a) to charter, on the Effective Date and prior to the Thrift Merger (as defined below), a federal savings bank (the "FSB"), (b) to acquire, on the Effective Date and prior to the Thrift Merger, all issued and outstanding shares of the FSB, (c) to cause, on the Effective Date and prior to the Thrift Merger, the FSB to obtain deposit insurance from, and became a member of, the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation, and (d) to cause the Company's wholly-owned banking subsidiary, The Bank of Baltimore, to be merged, following completion of (a),
(b), and (c) and prior to the Effective Time, with and into the FSB (the "Thrift Merger"), with the FSB being the surviving bank (the "Surviving Bank").

              The Merger and the Thrift Merger are subject to various regulatory approvals, the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

              As a result of the Merger, the Company Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Company Common Stock will be eligible for delisting from the New York Stock Exchange where it has been traded under the symbol "BBB". At the Effective Time, the certificate of incorporation and by-laws and the directors and officers of Merger Sub shall become the certificate of incorporation and by-laws and directors and officers of the Surviving Company. At the Effective Time of the Thrift Merger, the charter and by-laws of the FSB shall be the charter and by-laws of the Surviving Bank.

              The Option Agreement. In connection with the Merger Agreement, First Fidelity and the Company entered into a Stock Option Agreement, dated as of March 22, 1994 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted First Fidelity an option (the "Option") to purchase, subject to adjustments in certain circumstances, up to 3,300,000 authorized but unissued shares of Common Stock (the "Option Shares") at a price of $19.31 per share, subject to adjustment.

              Subject to applicable law and regulatory restrictions, First Fidelity may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

              As defined in the Stock Option Agreement, "Purchase Event" means either of the following:

              (i) The acquisition by any person other than First Fidelity or any First Fidelity subsidiary of ownership or control of, or the right to vote (other than on behalf of the Company), 25% or more of the then outstanding Common Stock; or

              (ii)  The occurrence of a Preliminary Purchase Event described in
       (i) below except that the percentage referred to in clause (z) shall be 25%.

              "Exercise Termination Event" means the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) 12 months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event,
(iv) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by First Fidelity pursuant to Section 6.1(b)(ii) of the Merger Agreement providing for termination of the Merger Agreement in the event of a material breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement or in the Option Agreement which is not cured or curable within 30 days after written notice of such breach, if such breach would have a material adverse effect upon the financial condition, properties, business or results of operations of the Company or (v) 12 months after the termination of the Merger Agreement by First Fidelity pursuant to Section 6.1(b)(ii) thereof as a result of any willful and material breach of the Merger Agreement by the Company or
(vi) four months after the termination of the Merger Agreement by First Fidelity otherwise pursuant to Section 6.1(b)(ii) thereof other than as a result of a willful and intentional breach by the Company.

              The term "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option Agreement:

              (i) The Company or any of its subsidiaries (each a "Company Subsidiary") without having received First Fidelity's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and the rules and regulations thereunder) other than First Fidelity or any of its subsidiaries (each a "First Fidelity Subsidiary") or the Board of Directors of the Company shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction with any person other than First Fidelity or any First Fidelity Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or any of the Company's material subsidiaries ("Material Subsidiaries"), (y) a purchase, lease or other acquisition of all or substantially all of the assets of the Company or any Material Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or a Material Subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only the Company and or its Material Subsidiaries;

          (ii) Any person (other than First Fidelity or any First Fidelity Subsidiary) shall have acquired ownership or control of, or the right to vote, 10% or more of the outstanding shares of Common Stock;

           (iii) Any person other than First Fidelity or any First Fidelity Subsidiary shall have made a bona fide proposal to the Company or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than First Fidelity or any First Fidelity Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Common Stock of the Company (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

          (iv) After a bona fide proposal is made by a third party to the Company or publicly to its shareholders to engage in an Acquisition Transaction, the Company shall have materially breached any covenant or obligation contained in the Merger Agreement and such breach would entitle First Fidelity to terminate the Merger Agreement or the holders of Company Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or the Company's Board of Directors shall have withdrawn or modified in a manner adverse to First Fidelity, the recommendation of the Company's Board of Directors with respect to the Merger Agreement; or

            (v) Any person other than First Fidelity or any First Fidelity Subsidiary, other than in connection with a transaction to which First Fidelity has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction.

              As provided in the Option Agreement, in the event that First Fidelity is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) the time (which shall be on a business day that is not less than three nor more than ten business days (the "Closing Date") from the Notice Date) on which the closing of such purchase shall take place; such closing to take place at the principal office of the Company provided, that, if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), First Fidelity shall promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. First Fidelity shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

              Under applicable law and in connection with the Option Agreement, First Fidelity may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common

Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

              The Option may not be assigned by First Fidelity to any other person without the express written consent of the Company, except that First Fidelity may assign its rights under the Option Agreement in whole or in part after the occurrence of a Preliminary Purchase Event. However, until the date at which the Federal Reserve Board has approved the application by First Fidelity under the Bank Holding Company Act of 1956, as amended, to acquire the shares of Common Stock subject to the Option, First Fidelity may not assign its rights under the Option except in (i) a widely dispersed public distribution,
(ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on First Fidelity's behalf or
(iv) any other manner approved by the Federal Reserve Board.

              In addition, any shares of Company Common Stock purchased upon the exercise of the Option may be resold by First Fidelity pursuant to registration rights under the Stock Option Agreement.

              In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change, the number of shares of Common Stock subject to the Option will be adjusted so that, after such issuance, it equals approximately 19.8% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

              Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, at the request of First Fidelity and upon receipt of applicable regulatory approvals, the Company will be obligated to repurchase the Option and any shares of Common Stock theretofore purchased pursuant to the Option at a price determined as set forth in the Stock Option Agreement.

              In the event that First Fidelity exercises the repurchase rights described above, the Company will thereafter pay the required amount or the portion thereof that the

Company is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy (including policies relating to the maintenance of capital levels and a sound financial condition).

              In the event that prior to an Exercise Termination Event, the Company shall enter into an agreement (i) to consolidate or merge with any person, other than First Fidelity or a First Fidelity Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger,
(ii) to permit any person, other than First Fidelity or a First Fidelity Subsidiary, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its or any Material Subsidiary's assets to any person, other than First Fidelity or a First Fidelity Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of First Fidelity, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, with adjustments in the exercise price as set forth in the Option Agreement.

              Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

              Purchases of Common Stock. Subject to market conditions and developments with respect to the Merger, First Fidelity may purchase shares of Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC and federal securities laws.

              Other than as described above or in Item 5 below, First Fidelity does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) The Option. First Fidelity may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, First Fidelity may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, First Fidelity expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.5% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). First Fidelity has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of First Fidelity, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

              (b) The Option. If First Fidelity were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

              (c) The Option. First Fidelity acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

              To the best knowledge of First Fidelity, none of the persons listed on Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

              (d)  Not applicable.

              (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Except as described in Item 4 and Item 5 hereof, neither First Fidelity nor, to the best of its knowledge, any of the persons listed on
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of March 21, 1994, by and among First Fidelity Bancorporation, Annabel Lee Corporation and Baltimore Bancorp, excluding the exhibits and annexes thereto.

2. Stock Option Agreement, dated as of March 22, 1994, between Baltimore Bancorp and First Fidelity Bancorporation.

                                   SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 1994


                                  FIRST FIDELITY BANCORPORATION



                                  By:  /s/ JAMES L. MITCHELL
                                      -------------------------------
                                  Name:   James L. Mitchell
                                  Title:  Executive Vice President,
                                             General Counsel and
                                                Secretary

                                   SCHEDULE I


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         FIRST FIDELITY BANCORPORATION


              The names, business addresses and present principal occupations of the directors and executive officers of First Fidelity are set forth below. If no business address is given, the director's or officer's business address is 2673 Main Street, Lawrenceville, NJ 08648. The business address of each of the directors of First Fidelity is also the business address of such director's employer, if any. Directors of First Fidelity are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

       Name                              Present Principal Occupation or
                                         Employment and Address

       Jay A. Anglada                    Executive Vice President and Head of
                                         Trust Activities of First Fidelity.

*      Louis E. Azzato                   Chairman and Chief Executive Officer
                                         of Foster Wheeler Corporation, an
                                         engineering and construction company,
                                         Perryville Corporate Park, Clinton,
                                         New Jersey 08809-4000.

*      Edward E. Barr                    Chairman, President and Chief
                                         Executive Officer and director of Sun
                                         Chemical Corporation, a graphic arts
                                         materials company, 222 Bridge Plaza
                                         South, Fort Lee, New Jersey 07024.

*      Roland K. Bullard, II             Senior Executive Vice President of
                                         First Fidelity.

       Anthony R. Burriesci              Executive Vice President and Corporate
                                         Controller of First Fidelity.

*      Lee A. Butz                       President of Alvin H. Butz, Inc., a
                                         construction management firm, Route
                                         309, Box 509, Allentown, Pennsylvania
                                         18105.

*      Luther R. Campbell, Jr.           Partner, Campbell, Rappold & Yurasits,
                                         certified public accountant, 1033 S.
                                         Cedar Crest Blvd., Allentown,
                                         Pennsylvania 18103.

*      John Gilray Christy               Chairman of Chestnut Capital
                                         Corporation, a private investment
                                         firm, 125 Stafford Avenue, Suite 200,
                                         Building 3, Wayne, Pennsylvania 19087.

*      James G. Cullen                   President of Bell Atlantic
                                         Corporation, 1310 North Court House
                                         Road, Arlington, Virginia 22201.

*      Gonzalo de Las Heras              Executive Vice President of Banco
                                         Santander, S.A., a Spanish banking
                                         organization, 45 East 53rd Street, 8th
                                         Floor, New York, New York 10022.

*      E. James Ferland                  Chairman of the Board, President and
                                         Chief Executive Officer of Public
                                         Service Enterprise Group Incorporated,
                                         a public utility holding company, 80
                                         Park Plaza, Newark, New Jersey 07101.

       Michael A. Gallagher              Executive Vice President of First
                                         Fidelity.

*      Arthur M. Goldberg                Chairman, President and Chief
                                         Executive Officer of DiGiorgio
                                         Corporation, a food wholesaler, and
                                         Chairman and Chief Executive Officer
                                         of Bally Manufacturing Corporation, a
                                         diversified holding company engaged in
                                         manufacturing, casino and
                                         entertainment businesses, 2 Executive
                                         Drive, Somerset, New Jersey 08873.

*      Leslie E. Goodman                 Senior Executive Vice President of
                                         First Fidelity.


*      Frank M. Henry                    President of Frank Martz Coach
                                         Company, a transportation company,
                                         Martz Towers, Box 1007, Wilkes-Barre,
                                         Pennsylvania 18773.

*      William F. Hyland                 Of Counsel to Riker, Danzig, Scherer,
                                         Hyland & Perretti, attorneys,
                                         Headquarters Plaza, One Speedwell
                                         Avenue, Morristown, New Jersey 07960.

*      Juan Rodriguez Inciarte           Executive Vice President of Banco
                                         Santander, S.A., a Spanish banking
                                         organization, Paseo de la Castellana,
                                         24 Madrid, Spain 28046.  Citizen of
                                         Spain.

       William A. Karmen                 Executive Vice President, Human
                                         Resources, of First Fidelity.

*      John R. Kennedy                   President and Chief Executive Officer
                                         of Federal Paper Board Company, Inc.,
                                         a manufacturing company, 75 Chestnut
                                         Ridge Road, P.O. Box 357, Montvale,
                                         New Jersey 07645.

       Michael L. LaRusso                Executive Vice President and Director
                                         of Audit and Policy Development of
                                         First Fidelity.

*      Rocco J. Marano                   Chairman of Blue Cross and Blue Shield
                                         of New Jersey, Inc., a health
                                         insurance company, Three Penn Plaza
                                         East, Newark, New Jersey 07105.

       James L. Mitchell                 General Counsel, Executive Vice
                                         President and Secretary of First
                                         Fidelity.

*      James D. Morrissey, Jr.           President and Chief Operating Officer
                                         of James D. Morrissey, Inc., a heavy
                                         and highway construction company, 9119
                                         Frankford Avenue, Philadelphia,
                                         Pennsylvania 19114.

*      Joseph Neubauer                   Chairman, President and Chief
                                         Executive Officer of The ARA Group,
                                         Inc., a services management company,
                                         ARA Tower, 1101 Market Street,
                                         Philadelphia, Pennsylvania 19107.

       Thomas H. O'Brien, Jr.            Executive Vice President of First
                                         Fidelity.

*      Peter C. Palmieri                 Vice Chairman and Chief Credit Officer
                                         of First Fidelity.

       Donald C. Parcells                Executive Vice President of First
                                         Fidelity.

       Frederick H. Pennekamp            Executive Vice President and Treasurer
                                         of First Fidelity.

*      Wolfgang Schoellkopf              Vice Chairman and Chief Financial
                                         Officer of First Fidelity.

*      Robert Montgomery Scott           President and Chief Executive Officer
                                         of the Philadelphia Museum of Art, Box
                                         7646, Philadelphia, Pennsylvania
                                         19101.

*      Rebecca Stafford                  President of Monmouth College, West
                                         Long Branch,  New Jersey 07764.

*      Sefton Stallard                   General Partner of North American
                                         Venture Capital Fund, L.P., a venture
                                         capital fund, Fawn Hill Drive, P.O.
                                         Box 281, New Vernon, New Jersey 07976.

*      Anthony P. Terracciano            Chairman of the Board, President and
                                         Chief Executive Officer of First
                                         Fidelity.

       Kenneth H. Thorn                  Executive Vice President of First
                                         Fidelity.

*      Bernard C. Watson                 Chairman of The HMA Foundation, Inc.,
                                         1314 Chestnut Street, Philadelphia,
                                         Pennsylvania 19107.

                                 EXHIBIT INDEX



1. Agreement and Plan of Merger, dated as of March 21, 1994, by and among First Fidelity Bancorporation, Annabel Lee Corporation and Baltimore Bancorp, excluding the exhibits and annexes thereto.

2. Stock Option Agreement, dated as of March 22, 1994, between Baltimore Bancorp and First Fidelity Bancorporation.